a NASDAQ listed Company (NASDAQ-CM: VPCO)

January 6, 2016

VIA EDGAR AND EMAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Justin Dobbie and John Dana Brown

Re:	Vapor Corp.

Preliminary Proxy Statement on Schedule 14A

Filed December 18, 2015

File No. 001-36469

Ladies and Gentlemen:

This letter sets forth the responses of Vapor Corp. (the “Company”) to the comment letter dated December 30, 2015 from the staff (the “Staff”) of the Office of Transportation and Leisure of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) which was filed with the Commission on December 18, 2015.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraph in this letter correspond to the headings and numbered paragraph in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Schedule 14A.

Proposal 2—Authorized Share Increase, page 19

Why did the Board approve the Authorized Share Increase?, page 19

1.	Please provide greater detail about the shares to be issued in the Exchange Offer. Disclose the total number of shares you may issue if all of the Exchange Warrants are exercised and the number of additional authorized common stock that you will need if all of the Exchange Warrants are exercised. Disclose the total number of shares you may issue from the exchange of Units, and if you will need additional authorized common stock in order to issue common stock in the Exchange Offer please disclose the number of additional authorized shares needed. Please also explain why the number of authorized shares of common stock will be increased to 5,000,000,000 rather than 750,000,000 if the Exchange Offer is successful and explain what you mean by the term successful.

3001 Griffin Road | Ft. Lauderdale, FL 33312 | Phone: 1.888.766.5351 | Fax: 1.888.882.7095
www.vapor-corp.com

a NASDAQ listed Company (NASDAQ-CM: VPCO)

In our Definitive Proxy Statement to be filed on or about January 8, 2016, we will revise our disclosure related to Proposal 2 by replacing the third paragraph under the caption “Why did the Board approve the Authorized Share Increase?” with the following paragraph:

“In addition, on December 11, 2015, we commenced an offer (the “Exchange Offer”) to issue shares of Common Stock and warrants (the “Exchange Warrants”) in exchange for our outstanding units (“Units”). In exchange for each Unit, a holder of a Unit will receive 128 shares of Common Stock and an Exchange Warrant to acquire 64 shares of Common Stock. If all of our Units are tendered pursuant to the Exchange Offer, we will issue an aggregate of 481,492,096 shares of Common Stock and Exchange Warrants that are exercisable, in the aggregate, for 240,746,048 shares of Common Stock. As of [January 5], 2016, there were approximately [488,000,000] shares of Common Stock available for issuance (excluding the issuance of shares of Common Stock to settle the cashless exercise of all outstanding Series A Warrants). Accordingly, if the Exchange Offer is successful, in that at least 90% of our Units are tendered pursuant to the Exchange Offer (which is a condition of the Exchange Offer), we would need approximately [246,243,000] additional shares of Common Stock to fulfill our obligations under the Exchange Offer (if all our Units are tendered). If the Exchange Offer is not successful, in that we are unable to consummate the Exchange Offer due to less than 90% of our Units being tendered pursuant to the Exchange Offer (or some other condition of the Exchange Offer not being met), then we would potentially need to issue [269,462,375] shares of Common Stock in settlement of all outstanding Series A Warrants (based on the price of our Common Stock on [January 5], 2016 of $[0.30]). If the price of our Common Stock dropped to as low as $0.02, however, we would potentially need to issue 4,041,935,620 shares of Common Stock in settlement of all outstanding Series A Warrants.”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14A;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule 14A; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3001 Griffin Road | Ft. Lauderdale, FL 33312 | Phone: 1.888.766.5351 | Fax: 1.888.882.7095
www.vapor-corp.com

a NASDAQ listed Company (NASDAQ-CM: VPCO)

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (305) 749-2676.

Very truly yours,

/s/ Jeffrey E. Holman
Jeffrey E. Holman
Chief Executive Officer

3001 Griffin Road | Ft. Lauderdale, FL 33312 | Phone: 1.888.766.5351 | Fax: 1.888.882.7095
www.vapor-corp.com